# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RENN Fund, Inc., CIK 0000919567
CUSIP: 759720105
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 8080 N CENTRAL EXPRWY, 8080 N CENTRAL EXPRWY, DALLAS, Texas (TX), 75206
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001675550-19-000002
Filed by CIK 0001675550

## Reporting persons
- Foxhunt Crescent, LP: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 613,329; sole dispositive power 613,329; aggregate amount beneficially owned 613,329 (8.7% of the class)

## Item 1. Issuer
Name of issuer: RENN Fund, Inc.
Address of issuer's principal executive offices: 8080 N CENTRAL EXPRWY, 8080 N CENTRAL EXPRWY, DALLAS, TEXAS, 75206.

## Item 2. Person Filing
Name of person filing: Foxhunt Crescent, LP
Address of principal business office or, if none, residence:
666 Greenwich Street, #534
New York, NY 10014
Citizenship: Foxhunt Crescent, LP is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 613,329
Percent of class: 8.742%
Sole power to vote or to direct the vote: 613,329
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 613,329
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Foxhunt Crescent, LP: Kevin Sami, Manager of General Partner of Foxhunt Crescent, LP (01/06/2025)